Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO: STAKE IN UNICREDIT

Torino, Milano, 24th May 2007 — Today, Intesa Sanpaolo has notified Consob — by filing the relevant form 120 A — that on 17th May 2007, its subsidiary Banca Caboto exceeded the 2% threshold in UniCredit’s ordinary share capital up to 2.25% and on the same date, the Intesa Sanpaolo Group’s stake in UniCredit’s ordinary share capital was up to 3.99%, following transactions, carried out under usual trading activities, having short-term horizon and hedged by derivatives. The Group’s stake is expected to descend below the 2% threshold by the middle of June 2007.

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